Creating Self-Reliance Through Professional Asset Management

Sycuan Funds

Sycuan Value Fund
(Ticker SYCUX)
Date: 1/8/2009 NAV: 7.19 Day Change: 0.06

2007 Dividends & Capital Gains

As of 12/29/08
Dividend $0.1124
Short-Term Capital Gain $0.0000
Long-Term Capital Gain $0.0000

Sycuan Funds
3007 Dehesa Road, El Cajon CA 92019
Toll Free (888) 899-8344

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-899-8344. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-899-8344. The prospectus should be read carefully before investing.

Email: info@sycuanfunds.com

The Fund

The Objective of the Fund

• The Sycuan Value Fund seeks capital appreciation.

The Principal Investment Strategies and Policies of the Value Fund

• The Fund normally invests at least 80% of its assets in common stocks (at the time of purchase) of US companies that the Fund's sub-adviser believes are undervalued.

• The Fund is a "non-diversified" portfolio, which means it can invest in fewer securities at any one time than a diversified portfolio and can invest more of its assets in securities of a single issuer than a diversified portfolio. Also, the Fund may participate in a limited number of industry sectors, but will not concentrate in any particular industry or group of industries.

• The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

The Investment Selection Process Used by the Sycuan Value Fund

A.Q. Johnson & Co., Inc., the Fund's investment sub-adviser, invests in common stocks that the adviser believes have potential for long-term capital appreciation by purchasing companies at a discount to their intrinsic value. Intrinsic value is determined by calculating the present value of the projected free cash flows of the business using a discount rate.

The sub-adviser determines intrinsic value by analyzing, among other things, financial statements, regulatory filings, trade publications and industry data.

The sub-adviser may sell a company when the company reaches the adviser's appraised value, when there is a more attractively priced company as an alternative, when the fundamentals of the business have changed, or when the sub-adviser determines that management of the company is not enhancing shareholder value.

Sycuan Value Fund

Investment Minimums:	Initial	Additional
Regular Account	$5,000	$100
Automatic Investment Plan	$1,000	$100*
IRA / Roth IRA	$1,000	$100*

*An Automatic Investment Plan requires a $100 minimum automatic monthly or quarterly investment.

CUSIP:	87124E107
TICKER SYMBOL:	SYCUX

The Fund
Prospectus
Management
Applications
In The News
Proxy Voting
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Prospectus
Your Guide To The Sycuan Value Fund

2008 Prospectus PDF Format - Click Here

Application

Application - Click Here

Before you invest or send money you are required to read the prospectus.

If you would like to receive a prospectus by mail please click HERE

To view and print out the prospectus, click on Prospectus above. You will need Adobe Acrobat to view the Prospectus - click HERE and follow the instructions, then return to this page and try again.

Management

The Investment Adviser

Sycuan Capital Management, Inc. ("Sycuan Capital") is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. Sycuan Capital is a registered investment adviser. It is a Native American owned firm dedicated to professional money management and the self-reliance of the Native American people. The firm was organized in 2003 and its address is 3007 Dehesa Road, El Cajon, California 92019.

The Investment Sub-Adviser

Sycuan Capital has engaged A.Q. Johnson & Co., Inc., ("A.Q. Johnson") to act as the investment sub-adviser of the Fund. Although Sycuan Capital has delegated its portfolio management duties to A.Q. Johnson, Sycuan Capital remains primarily responsible for these services and monitors the sub-adviser's performance. A.Q. Johnson & Co., Inc. was organized in 2002 and has been managing investment accounts and money since that time. The sub-adviser serves as investment adviser to individuals, trusts, retirement plans, corporations and mutual funds. The Fund's investment portfolio is managed on a day-to-day basis by Arthur Q. Johnson. Mr. Johnson is a Chartered Financial Analyst (CFA) and is a member of the Association for Investment Management & Research and the San Diego Society of Financial Analysts. He was a principal at Brandes Investment Partners, L.P. from 1986 to 2000. Since 2002, Mr. Johnson has been the President and lead manager of A.Q. Johnson. The address of A.Q. Johnson is 7855 Ivanhoe Ave., Ste 210 La Jolla, CA 92037.

Application

Application - Click Here

IRA Application

IRA Account Application - Click Here

IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet - Click Here

Before you invest or send money you are required to read the prospectus. Click here to read the prospectus.

The Fund
Prospectus
Management
Applications
In The News
Proxy Voting
Portfolio Info.
Request Info.
Home Page

In The News

Sycuan Funds Launch

San Diego, CA (November 13, 2003)

Proxy Voting

PROXY VOTING POLICIES The Board of Trustees of the Trust has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Fund's Sub-Adviser, A.Q. Johnson & Co., Inc., ("A.Q. Johnson") . A.Q. Johnson will vote such proxies in accordance with its proxy policies and procedures.

Proxy Voting Policy - Click Here

Sycuan Value Fund

Top 15 Holdings
December 31, 2008

Description	Percent
PFIZER	6.72%
WELLPOINT	5.71%
CISCO SYSTEMS, INC.	5.08%
MICROSOFT	5.01%
JOHNSON & JOHNSON	4.87%
ILLINOIS TOOL WORKS	4.75%
3M CO.	4.68%
TRAVELERS COMPANIES	4.29%
TIME WARNER	4.09%
SANOFI AVENTIS	3.92%
DIAGEO	3.85%
AMGEN	3.45%
NOVARTIS AG	3.37%
ASTRAZENECA	3.34%
INGERSOLL-RAND	3.29%
% of Net Assets	66.42%

The Fund
Prospectus
Management
Applications
In The News
Proxy Voting
Portfolio Info.
Request Info.
Home Page

Prospectus Request for the Sycuan Value Fund

To receive a Prospectus for the Sycuan Value Fund please e-mail info@sycuanfunds.com